Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

    Attention Business Editors:
    Kingsway Correction of Statements made in November 8 Conference Call

    TORONTO, Nov. 12 /CNW/ - (TSX:KFS, NYSE:KFS) Kingsway Financial Services
Inc. ("Kingsway" or the "Company") wishes to clarify and correct certain statements made in the course of the conference call held on November 8, 2007 which followed the release of the Company's third quarter results.
    Kingsway wishes to clarify the manner in which it established its estimated provisions for unpaid claims liabilities in completing its financial statements for the third quarter ending September 30, 2007. Management of each subsidiary completed an assessment of its estimated provisions for unpaid claims.  In doing so, management may consult with staff actuaries and the independent actuarial firm retained by the Company (the "Independent
Actuary"). The reserves are set based on Management's review of the range determined by the Independent Actuary in the manner described below. During the conference call, the Company's President stated that the reserves estimated by the Chief Actuary for U.S. Operations for the Company's Lincoln
General subsidiary was slightly less than or very close to the unpaid claim liabilities estimated by the Independent Actuary and that the Independent
Actuary's estimate was slightly higher. These statements were not correct and require clarification.
    During the conference call, statements were made which could imply that the estimated adverse reserve development at Lincoln General has been primarily driven by industry factors rather than Lincoln's data, which was not the case. For the quarter ending September 30, 2007, the Company engaged the
Independent Actuary to provide a review of the adequacy of reserves as of
August 31, 2007. The assumptions used in this review were consistent with assumptions used in the review for the prior quarter; the results of this review and the assumptions used in preparing same were "rolled forward" to determine their estimated point estimate as at September 30, 2007. It is
Kingsway's policy to set the reserves at each insurance subsidiary at the end of each fiscal year at or above the point estimate indicated by the
Independent Actuary. For the 3rd quarter ending September 30, 2007, the
Company set the reserves at each of its insurance subsidiaries at or above the point estimate provided by the Independent Actuary.
    In reviewing the estimated provisions for unpaid claims liabilities for inclusion in the audited financial statements for the fiscal year ending
December 31, 2007, the Independent Actuary will again review its assumptions derived from both internal data and external industry data to provide an opinion as to whether such provisions at each of the Company's subsidiaries as at December 31, 2007 are adequate.

    Forward Looking Statements
    --------------------------

    This press release includes "forward looking statements" that are subject to risks and uncertainties. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward looking statements, see Kingsway's securities filings, including its
2006 Annual Report under the heading Risks and Uncertainties in the
Management's Discussion and Analysis section. The Company disclaims any intention or obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.

    About the Company
    -----------------

    Kingsway is one of the largest truck insurers and non-standard automobile insurers in North America based on A.M. Best data that we have compiled.
Kingsway's primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through thirteen wholly-owned insurance subsidiaries in Canada and the United States. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty
Insurance Company and Jevco Insurance Company. United States subsidiaries include Universal Casualty Company, American Service Insurance Company,
Southern United Fire Insurance Company, Lincoln General Insurance Company,
U.S. Security Insurance Company, American Country Insurance Company, Zephyr
Insurance Company, Mendota Insurance Company, Mendakota Insurance Company and
Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda.
    The common shares of Kingsway are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol "KFS".

    %SEDAR: 00003152E          %CIK: 0001072627

    /For further information: W. Shaun Jackson, Executive Vice President and
Chief Financial Officer, Tel: (905) 677-8889, Fax: (905) 677-5008, Web Site:
www.kingsway-financial.com/
    (KFS. KFS)

CO:  Kingsway Financial Services Inc.

CNW 09:22e 12-NOV-07